August 6, 2009
John Cash
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Mail Stop 3561

RE:	Quanta Services, Inc. Form 10-Q for the quarter ended September 30, 2008 Form 10-K for the year ended December 31, 2008 Form 8-K filed May 6, 2009 File No. 1-13831
Dear Mr. Cash:
     We are providing the following response to the comment letter dated July 13, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-Q for the quarter ended September 30, 2008, the Form 10-K for the year ended December 31, 2008, and the Form 8-K filed May 6, 2009 by Quanta Services, Inc. (“Quanta” or the “Company”). The following response is keyed to the Staff’s comment, and unless otherwise stated, all page numbers in our response refer to the respective page numbers in the relevant filing. For purposes of this letter, references to Quanta’s operating units are intended to mean those 25 operating segments that comprise Quanta’s Infrastructure Services segment. This response has been prepared with the expectation that the Company will have the opportunity to discuss with the Staff information submitted in this response if, following a review of the information, the Staff has further questions or comments.
Form 10-Q for the period ended September 30, 2008
Notes to the Condensed Consolidated Financial Statements
Note 9. Segment Information, page 25
1.	We have reviewed your response to our previous comment in our letter dated May 26, 2009 and appreciate the additional information you have provided. However, we continue to note that your operating segments are aggregated into sub-totals by division in reports used by your CODM and your Board of Directors. It appears to us that this divisional reporting structure coincides with your organizational structure and therefore meets the criteria for separate reporting. Please revise future filings to include this information.

Response:
We acknowledge the Staff’s comment with respect to the Company’s future filings. We will revise future filings to include segment information based upon Quanta’s organizational structure. Per the Staff’s additional request, we have assessed our disclosure controls and procedures and concluded they are adequate and effective.
Form 10-K for the period ended December 31, 2008
Critical Accounting Policies, page 50
Valuation of Intangibles and Long-Lived Assets, page 52
2.	We note in your response letter dated December 11, 2008, that you intended to consider the comments in our letter dated November 26, 2008 when preparing your financial disclosures regarding accounting for goodwill. We note that you have made some additional disclosures here as well as in your Form 10-Q for the quarterly period ended March 31, 2009. However, given that your goodwill balance represents a significant percentage of your assets as well as the fact that any impairment of your goodwill may have a significant impact on your results, we continue to believe that your disclosures should be further expanded in order to provide investors with better insight into management’s judgments. Therefore, please revise future filings to disclosure the following items:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination.

•	A quantitative discussion of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•	A qualitative and quantitative discussion of any reporting units that are at risk for impairment, including the amount of goodwill allocated to those units.

•	How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

•	Quantitative information regarding any significant know trends;

•	Any material and useful information that you gather and analyze regarding the risks of recoverability of your assets.
Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. This could include uncertainties regarding the recoverability of goodwill. We caution you that, to the extent you gather and analyze information regarding the risks of recoverability of goodwill, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, we urge you to consider what additional quantitative disclosures can be provided to convey the risk that impairment charges may be recorded.
Response:
We acknowledge the Staff’s comment with respect to the Company’s future filings. In future filings, we will further consider each of the Staff’s comments above when preparing the Company’s financial disclosures regarding accounting for its goodwill.
Form 8-K filed May 6, 2009
3.	We note your presentation of cash earnings per diluted share, a non-GAAP measure. This per share measurement is prohibited by Item 2.02 of Form 8-K and Item 10 of Regulation S-K. Please revise future disclosures to delete this presentation.
Response:
We acknowledge the Staff’s comment with respect to the Company’s future filings. In our most recent disclosure furnished in the Company’s Form 8-K dated August 5, 2009, we removed, and in future disclosures we will remove from our Form 8-K filings, the reference to “cash earnings per diluted share.” To the extent that we include any non-GAAP financial measure in any future disclosures, we will appropriately identify such non-GAAP measure and will comply with Item 2.02 of Form 8-K, which incorporates the requirements of Item 10(e)(i)(1) of Regulation S-K.
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     If you have further questions or comments, or if you require additional information or further dialogue with the Company’s management regarding any of the matters addressed above, please contact the undersigned by telephone at (713) 985-6406 or by facsimile at (713) 629-7676.

Very truly yours, /s/ James H. Haddox James H. Haddox Chief Financial Officer

cc:	James R. Ball Chairman, Audit Committee

Mindy Hooker, Staff Accountant Tricia Armelin, Senior Staff Accountant Division of Corporation Finance Securities and Exchange Commission

Kenneth Miller, National Professional Services Partner Ray Garcia, Houston Market Assurance Leader David Carroway, Assurance Partner PricewaterhouseCoopers LLP

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